UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 16, 2017

APOLLO MEDICAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37392	46-3837784
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification Number)

700 N. Brand Blvd., Suite 1400, Glendale, CA 91203

(Address of principal executive offices) (zip code)

(818) 396-8050

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1 933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement Amendment No. 2

As previously reported in a Current Report on Form 8-K filed by the Company on December 22, 2017 and April 5, 2017, Apollo Medical Holdings, Inc. (the “Company”), entered into an Agreement and Plan of Merger dated as of December 21, 2016 among the Company, Apollo Acquisition Corp., a wholly-owned subsidiary of the Company (“Merger Sub”), Network Medical Management, Inc. (“NMM”), and Kenneth Sim, M.D. as the Shareholders’ Representative (as amended by Amendment No. 1, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into NMM and NMM will continue as the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). On October 17, 2017, the Company entered into a second amendment to the Merger Agreement (“Amendment No. 2”).

Pursuant to Amendment No. 2, the merger consideration was amended to provide that each outstanding share of NMM common stock will be converted into the right to receive such number of shares of the Company’s common stock, $0.001 par value (“Common Stock”), that would result in the NMM shareholders having a right to receive as merger consideration (i) an aggregate number of shares of Common Stock that represents 82% of the total issued and outstanding shares of Common Stock of the Company immediately following the consummation of the Merger (assuming there are no NMM dissenting shareholder interests as of the effective time of the Merger) and (ii) an aggregate of 2,566,666 shares of Common Stock of the Company. In addition, Amendment No. 2 provides that each NMM shareholder will be entitled to receive such shareholder’s pro rata portion of (i) warrants to purchase an aggregate of 850,000 shares of the Company’s Common Stock exercisable at $11.00 per share, and (ii) warrants to purchase an aggregate of 900,000 shares of the Company’s Common Stock exercisable at $10.00 per share.

In addition, under Amendment No. 2 NMM is required to provide a new working capital loan to the Company that will result in additional proceeds to the Company of $4,000,000. Under Amendment No. 2, the loan will be evidenced by a promissory note in the principal amount of $9,000,000 that is convertible into shares of Common Stock of the Company at a conversion price of $10.00 per share, subject to adjustment for stock splits, dividends, recapitalizations and the like (the “Restated NMM Note”). Of the principal amount, (A) $5,000,000 is required to be used to refinance a $5,000,000 working capital loan that was previously loaned by NMM to the Company pursuant to a Promissory Note dated January 3, 2017 (the “Original Note”) and (B) $4,000,000 is to be used for working capital. The Restated NMM Note cancels and replaces the Original Note and with the effect that the entire outstanding principal balance of the Original Note, all accrued and unpaid interest thereon, and any applicable fees, costs and chargesrolls into and becomes payable pursuant to the terms of the Restated NMM Note. Certain other terms applicable to the Original Note have also been changed, as described below under “Restated NMM Note.”

Amendment No. 2 also contains certain other technical and conforming changes, including provisions authorizing the issuance of shares of NMM common stock and options (which options must be exercised or cancelled prior to the closing), and extending the End Date (as defined in the Merger Agreement) to March 31, 2018.

The foregoing description of the Merger Agreement and the amendments thereto does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, Amendment No. 1 and Amendment No. 2, copies of which are attached as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on December 22, 2016, Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on April 5, 2017 and Exhibit 10.1 hereto, respectively, and are incorporated herein by reference.

The Merger Agreement and the amendments thereto and the above description thereof have been included to provide investors with information regarding the terms of Amendment No. 2 and is not intended to provide any other factual information about NMM or the Company. The representations, warranties and covenants made by NMM and the Company in the Merger Agreement and the amendments thereto were made as of the date thereof in connection with negotiating that contract, are subject to qualifications and limitations agreed to by the parties, and may have been used for the purpose of allocating risk between the parties rather than for the purpose of establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants may also change after the date of the Merger Agreement and the amendments thereto, as applicable, which subsequent information may or may not be fully reflected in public disclosures. Accordingly, shareholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described in the Merger Agreement and the amendments thereto.

Alliance Apex LLC Convertible Note Amendment

As previously reported in a Current Report on Form 8-K filed by the Company on April 5, 2017, the Company issued a Convertible Promissory Note to Alliance Apex, LLC (“Alliance”) in the principal amount of $4,990,000 (the “Alliance Note”). On October 16, 2017, the Company and Alliance entered into an Amendment to Convertible Promissory Note pursuant to which the maturity date was extended from December 31, 2017 to March 31, 2018 (as amended, the “Amended Alliance Note”).

The foregoing description of the Amended Alliance Note does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amended Alliance Note, as amended, a copy of which is filed herewith as Exhibit 10.2 and which is incorporated herein by reference.

Restated NMM Note

As disclosed above and as previously reported in a Current Report on Form 8-K filed by the Company on April 5, 2017, the Company previously entered into a working capital loan with NMM in the amount of $5,000,000 as evidenced by the Original Note, which, in connection with Amendment No. 2, was on October 17, 2017 subsequently restated by the Restated NMM Note. The Original Note has been restated to include, among others, (i) an additional $4,000,000 to be used for working capital, (ii) an extension of the maturity date to the earlier of (A) March 31, 2019 or (B) 12 months after the date the Merger Agreement is terminated, (iii) the increase in the principal amount of the Restated NMM Note to $13,990,000 if the Company fails to pay the Amended Alliance Note and NMM either pays all amounts owed under the Amended Alliance Note or enters into another agreement with Alliance (such that in either case the Amended Alliance Note is cancelled) and (iv) a conversion feature allowing the Restated NMM Note to be converted into shares of Company Common Stock at $10.00 per share, subject to adjustment for stock splits, dividends, recapitalizations and the like, with such conversion, if exercised in accordance with the terms of the Restated NMM Note, becoming effective on the maturity date.

The securities above were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder since, among other things, the transactions did not involve a public offering.

The foregoing description of the Restated NMM Note does not purport to be complete and is qualified in its entirety by reference to the complete text of the Restated NMM Note, a copy of which is filed herewith as Exhibit 10.3 and which is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 is incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 is incorporated by reference into this Item 3.02.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements, including information about management’s view of future expectations, plans and prospects for the Company. In particular, words such as “predicts,” “believes,” “expects,” “intends,” “seeks,” “estimates,” “plans,” “anticipates,” and “is projected to” and similar conditional expressions and future or conditional verbs such as “will,” “may,” “might,” “should,” “would” and “could” are intended to identify forward-looking statements. In addition, our representatives may from time to time make oral forward-looking statements. Any such statements, other than those of historical fact, are forward-looking statements. Such statements are based on the current expectations and certain assumptions of the Company’s management. Such statements are subject to a variety of known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company, which could cause the actual results, performance or achievements of the Company and its subsidiaries to be materially different than those that may be expressed or implied in such statements or anticipated on the basis of historical trends. Unknown or unpredictable factors also could have material adverse effects on the Company’s future results. The Company cannot guarantee future results, levels of activity, performance or achievements. Accordingly, you should not place undue reliance on these forward-looking statements. The forward-looking statements included herein are made only as of the date hereof. The Company undertakes no obligation to update or revise these forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made, except as required by law, and also undertakes no obligation to update or correct information prepared by third parties that are not paid for by the Company. You should not place undue reliance on any forward-looking statement and should consider the uncertainties and risks discussed under Item 1A. “Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in any of the Company’s other subsequent Securities and Exchange Commission (“SEC”) filings.

Important Additional Information and Where to Find it

This 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. In connection with the proposed transaction, the Company has filed with the SEC a pre-effective registration statement on Form S-4 that will include a joint proxy statement of the Company and NMM that also constitutes a prospectus of the Company. The definitive joint proxy statement/prospectus will be delivered to stockholders of the Company and shareholders of NMM. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE. THESE ITEMS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when finalized and effective) and other relevant documents filed by the Company with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company with the SEC will also be available free of charge on the Company’s website at www.apollomed.net.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the proposed transaction. Information regarding the Company’s directors and executive officers, and additional information regarding the interests of such potential participants will be included in the definitive joint proxy statement/prospectus contained in the above-referenced registration statement on Form S-4 (as may be amended) filed with the SEC. These documents will be available free of charge on the SEC’s website and from the Company using the sources indicated above.

For information about the Company’s relationships and transactions with NMM, please see the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, the Company’s definitive Proxy Statement for the Annual Meeting of Stockholders held in September 2017, and any of the Company’s SEC filings filed since the Annual Report. The Company’s filings with the SEC, including the Annual Report, the Proxy Statement and the Quarterly Report, are available at the SEC’s website at www.sec.gov. Copies of certain of the Company’s agreements with these related parties are publicly available as exhibits to the Company’s public filings with the SEC and accessible at the SEC’s website.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Amendment No. 2 to Agreement and Plan of Merger, dated as of October 17, 2017, among Apollo Medical Holdings, Inc., Apollo Acquisition Corp., Network Medical Management, Inc., and Kenneth Sim, M.D. in his capacity as the Shareholders’ Representative

10.2	Amendment to Convertible Promissory Note, dated as of October 16, 2017, between Apollo Medical Holdings, Inc. and Alliance Apex LLC

10.3	Amended and Restated Convertible Promissory Note, dated as of October 17, 2017, between Apollo Medical Holdings, Inc. and Network Medical Management, Inc.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

APOLLO MEDICAL HOLDINGS, INC.

Dated: October 20, 2017	By:	/s/ Warren Hosseinion
Name: Warren Hosseinion
Title: Chief Executive Officer